Exhibit 99.44

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Skeena Resources Ltd. (the “Company” or “Skeena”)
Suite 650 – 1021 West Hastings St.
Vancouver, BC V6E 0C3

Telephone: (604) 684-8725

Item 2.	Date of Material Change

July 6, 2020.

Item 3.	News Release

The news release announcing the material change was issued at Vancouver, British Columbia on July 6, 2020 and was disseminated via Accesswire and was filed on SEDAR.

Item 4.	Summary of Material Change

On July 6, 2020, Skeena Resources Limited (TSX.V: SKE) (“Skeena” or the “Company”), announced that a binding term sheet has been signed with Barrick Gold Corporation’s wholly-owned subsidiary, Barrick Gold Inc. (“Barrick”) defining the terms pursuant to which Skeena will exercise its option to acquire 100% of the Eskay Creek gold-silver project located in the Golden Triangle of northwest British Columbia, Canada..

Item 5.	Full Description of Material Change

On July 6, 2020, the Company announced that a binding term sheet with Barrick has been signed, defining the terms pursuant to which Skeena will exercise its option to acquire 100% of the Eskay Creek gold-silver project located in the Golden Triangle of northwest British Columbia, Canada. In addition, Barrick has agreed to waive its back-in right on Eskay Creek. As a result of this transaction, Barrick will become a significant shareholder of Skeena.

Under this binding agreement, Skeena and Barrick have agreed to amend the terms of the original option agreement. Skeena will now acquire a 100% ownership interest in Eskay Creek in consideration for:

•	The issuance to Barrick of 22.5 million units, with each unit comprised of one common share of Skeena and a non-transferrable half warrant. The exercise price of the non-transferrable full warrant of C$2.70 is approximately a 60% premium to the 20-day VWAP and a 35% premium to the closing price of the shares on July 3, 2020; and
•	The grant of a 1% NSR royalty on the entire Eskay Creek land package. Half of that royalty may be repurchased from Barrick during the 24-month period after closing, at a cost of C$17.5 million; and
•	A contingent payment, payable if Skeena sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of C$15 million.
•	Other consideration as outlined in the news release dated July 6, 2020.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Walter Coles, Jr., President and CEO, Tel No: 604-684-8725

Item 9.	Date of Report

Dated at Vancouver, BC, this 9th day of July 2020.